Exhibit 99.1

News Release

2013-36

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 202-944-7406

Intelsat Reports Third Quarter 2013 Results

•     Revenue of $652 million, unchanged as compared to Q3 2012, on-network services grow by 1.7%, offset by declines in lower-margin off-network services

•     Net income attributable to Intelsat S.A. of $88 million includes a $29 million discrete tax benefit and compares to a Q3 2012 net loss of $35 million, Q3 diluted EPS of $0.75

•     Free cash flow from operations[1] of $333.4 million; cash balance of $404 million as of September 30, 2013

•     Debt prepayment of $100 million in the fourth quarter of 2013; total 2013 debt decline of $617 million December 31, 2012 through October 31, 2013

•     $10.3 billion contracted backlog provides visibility for future revenue and cash flow

•     Intelsat updates 2013 revenue guidance to reflect pressures in government services and Africa region; revenue expected within one half percent of the lower end of the previously established range; Adjusted EBITDA[1] margin guidance maintained

Luxembourg, 31 October 2013

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported revenue of $651.8 million and net income attributable to Intelsat S.A. of $87.8 million, or $0.75 per share on a diluted basis, for the three months ended September 30, 2013. The company also reported EBITDA[1], or earnings before net interest, taxes and depreciation and amortization, of $493.6 million, and Adjusted EBITDA[1] of $508.4 million, or 78 percent of revenue, for the three months ended September 30, 2013.

Intelsat CEO Dave McGlade said, “Intelsat’s third quarter performance was led by growth in its media and network services customer sets. We generated free cash flow from operations of $333 million, reflecting the benefits of lower interest rates as a result of our refinancing activities and the debt retirements achieved thus far in 2013, as we furthered our progress on reducing leverage and creating equity value.

“Despite the solid performance, we are managing through two trends affecting our revenue growth and our operating expense profile. These include revenue declines due to on-going effects of the U.S. government reduced spending and budget sequestration. It also includes the impact of fiber deployments and the oversupply environment in Africa, which affects our network services business.

McGlade continued, “While these issues will continue to influence near-term results, our long-term outlook remains positive as we execute on our two-phase strategy to deliver returns to equity investors: use near-term improving cash flows to de-lever our balance sheet, while positioning the company for organic growth upon the entry into service of our new Intelsat EpicNG satellites beginning in 2016, which support the growth plans for existing and future customers. During the quarter, we announced the first customer for Intelsat 33e, the second Intelsat EpicNG satellite, launching in 2016. This contributed to our strong backlog of $10.3 billion, which provides visibility into revenue and cash flow, and stability to our business.”

Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications.

•	Intelsat’s network services business, which provides broadband infrastructure for fixed and wireless telecommunications and enterprise and mobility applications, accounted for 46 percent of Intelsat’s total third quarter 2013 revenue, and at $299.9 million, increased one percent as compared to the third quarter 2012. In the third quarter 2013, growth in transponder and managed services revenue for mobility, enterprise, and wireless telecommunications backhaul applications was offset by reduced revenue from channel services, which has been declining due to migration to fiber.

•	Intelsat’s large and diversified infrastructure is used by leading fixed and wireless telecommunications providers to extend their service regions and enhance backbone networks. Demand is especially strong in emerging regions, with subscriber growth, expanding service territories, and data connectivity requirements creating need for expanded 2G and 3G infrastructure. In the third quarter, Intelsat received multi-year, multi-transponder new and renewed contracts from a number of wireless operators in Latin America, including Consorcio Ecuatoriano de Telecomunicaciones S.A. and Telefónica Móviles S.A.C.

•	Subsequent to quarter end, GCI, the largest telecommunications company in Alaska, recently signed a long-term agreement for a portfolio of new and renewed C- and Ku-band services. GCI uses Intelsat’s capacity to provide telecommunications infrastructure throughout Alaska, supporting critical distance learning and telemedicine solutions.

Mobility applications are a major source of new demand within our network services business, particularly for Ku-band spectrum. This business includes broadband connectivity for maritime and commercial aeronautical consumer networks. In the third quarter, new activity included:

•	Panasonic Avionics Corporation, a global leader in in-flight entertainment and communications, signed a long-term contract for services on the Intelsat 33e satellite,

the second of Intelsat’s planned next generation EpicNG satellites expected to launch in 2016. As was announced in September 2013, Panasonic Avionics will use the capacity to extend its global network from Europe through the Middle East and North and South East Asia, complementing the North America to Europe infrastructure provided by the previously contracted capacity on Intelsat 29e.

The business environment in Africa is increasingly competitive with respect to network services applications. This region is characterized primarily by oversupply from traditional satellite operators and fiber alternatives, both of which serve to slow our aggregate network services revenue growth. Intelsat is closely monitoring our business in the region while continuing our focus on furthering our long-term strategic relationships with the continent’s most intensive users of satellite capacity.

•	Intelsat’s media business, which provides satellite capacity and terrestrial services for the transmission of entertainment, news, sports and educational programming for approximately 300 broadcasters, content providers and direct-to-home (“DTH”) platform operators worldwide, accounted for 34 percent of our revenue for the quarter ended September 30, 2013. Third quarter revenue of $221.8 million increased four percent as compared to the third quarter of 2012, as service volume increased for DTH and cable and broadcast program distribution applications.

Contracts with media customers in the third quarter and October 2013 included:

•	Discovery Communications, the world’s #1 nonfiction media company, recently signed an agreement for capacity for new and renewed transponder services on the Intelsat 19 satellite, expanding the distribution of its programming. Intelsat 19 hosts the leading video neighborhood in the Pacific Ocean region, and reaches more than 37 million Pay TV subscribers.

•	Deutsche Telecom affiliate Slovak Telecom, the largest telecom company operating in Slovakia, signed a long-term agreement for multiple transponders at the Intelsat 1 West neighborhood, which is a leading hot-spot for Eastern Europe media applications. Slovak Telecom will use the capacity to provide DTH services.

•	Globecast France, signed a long-term renewal for multiple transponders on Intelsat 903 for use in providing DTH services distributed by Orange to the French Caribbean islands.

•	The European Broadcasting Union (“EBU”), signed a long-term commitment for capacity on our video distribution neighborhood at 304.5° East, on the Intelsat 805 satellite that will be replaced by Intelsat 34 when it launches in 2015. Intelsat 805, with its high penetration of cable headends, will provide the EBU with transmission capacity to support its coverage of various sports events scheduled to take place in Latin America from 2014 to 2016.

•	Intelsat’s government business, which provides highly customized, secure commercial satellite-based solutions to value-added service providers, government and military customers, accounted for 19 percent of our revenue for the quarter ended September 30, 2013. Third quarter revenue of $121.7 million decreased ten percent as compared to third quarter 2012 results, with the majority of the decline in lower-margin off-network revenue.

•	Two previously awarded, but protested, contracts have been resolved in the favor of our Intelsat General Corporation subsidiary and its prime contractors. The two awards under the Custom SatCom Solutions contract feature the provisioning of over 350 MHz of on-network capacity on nine Intelsat satellites providing various regional coverages, as well as use of the IntelsatOneSM ground infrastructure. Implementation of both networks will span a 4-month period with all services activated by December 2013. Intelsat’s capacity is used to provide broadband infrastructure for use in regional and global networks.

With respect to the effects of sequestration, the pace of RFP issuance and awards remains slower than usual and customers continue to consolidate services and evaluate requirements. Visibility remains limited for the government business for the balance of 2013 and into 2014. Intelsat expects limited short-term effects directly related to the October 2013 U.S. government shutdown.

•	In October 2013, Intelsat prepaid $100 million of debt under our Intelsat Jackson secured term loan facility for a 2013 year-to-date total reduction of debt of $617 million. Intelsat’s cash balance at September 30, 2013 was $404 million.

•	Intelsat’s average fill rate on our approximately 2,175 station-kept transponders was 78 percent at September 30, 2013. No significant fleet changes occurred during the period.

•	Intelsat has no satellite launches planned for the balance of 2013. Our next launch planned for second half of 2014 is Intelsat 30, the first of two satellites providing services for DTH service provider DirecTV-Latin America.

Financial Results for the Three Months ended September 30, 2013

On-Network revenue generally includes revenue from any services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services and sales of customer premises equipment.

Total revenue for the three months ended September 30, 2013 decreased by $3.1 million to $651.8 million, as compared to $654.9 million for the three months ended September 30, 2012. By service type, our revenue increased or decreased due to the following:

On-Network Revenue increased by $9.9 million, or 2 percent, to $589.4 million:

•	Transponder services—an aggregate increase of $7.9 million, primarily due to an $8.1 million increase in revenue from capacity sold to media customers largely in the Latin America and Caribbean, the Asia-Pacific and the Africa and Middle East regions for DTH and programming-distribution applications. An additional $2.4 million of the increase reflects growth in revenue from network services customers for wireless telecommunications infrastructure primarily in the Latin America and Caribbean region, and for enterprise network applications in the Asia-Pacific and North America and Europe regions, offset by declines in the Africa and Middle East region. Also, revenues from government applications declined by $2.6 million due to pressures from the U.S. government budget sequestration.

•	Managed services—an aggregate increase of $7.3 million, largely due to a $5.8 million increase in revenue from network services customers for new broadband services for mobility applications, primarily in the Europe and North America regions, wireless telecommunications backhaul infrastructure in the Asia-Pacific region, and a $1.8 million increase in revenue from hybrid infrastructure solutions sold to government customers.

•	Channel—an aggregate decrease of $5.3 million related to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend that we expect will continue.

Off-Network and Other Revenue decreased by $13.0 million, or 17 percent, to $62.4 million:

•	Transponder, MSS and other off-network services—an aggregate decrease of $10.4 million, primarily due to declines in services for government applications, including reduced sales of off-network transponder services, customer premises equipment and mobile satellite services (“MSS”).

•	Satellite-related services— an aggregate decrease of $2.6 million, primarily due to decreased revenue from flight operations support for third-party satellites and government professional services.

Changes in operating expenses, interest expense, net, and other significant income-statement items are described below.

•	Direct costs of revenue decreased by $9.2 million, or 9%, to $93.7 million for the three months ended September 30, 2013, as compared to the three months ended September 30, 2012. The decrease was primarily due to $5.3 million in lower cost of MSS and off-network fixed satellite services (“FSS”) capacity purchased primarily related to solutions sold to our government customer set, a decrease of $3.8 million in cost of sales for customer premises equipment, and $2.9 million in staff-related expense. These decreases were partially offset by an increase of $4.1 million in costs related to a joint venture.

•	Selling, general and administrative expenses increased by $9.2 million to $56.3 million for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012. The increase was principally due to an $11.0 million increase in bad debt expense due to collection challenges with a limited number of customers, primarily in the Africa and Middle East region. Also contributing to the increase was an incremental $3.0 million in staff-related expenses, primarily share-based compensation costs, partially offset by a decrease of $5.3 million in professional fees.

•	Depreciation and amortization expense decreased by $6.1 million to $185.9 million for the three months ended September 30, 2013, as compared to the three months ended September 30, 2012. This decrease was primarily due to a net decrease of $20.1 million in depreciation expense due to the timing of certain satellites becoming fully depreciated and changes in estimated remaining useful lives of certain satellites, and a decrease of $2.4 million in amortization expense primarily due to changes in the expected pattern of consumption of amortizable intangible assets, largely offset by an increase of $16.6 million in depreciation expense resulting from the impact of satellites placed into service during 2012.

•	Interest expense, net consists of the gross interest expense we incur less the amount of interest we capitalize related to capital assets under construction and less interest income earned. As of September 30, 2013, we also held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $63.3 million, or 20%, to $249.4 million for the three months ended September 30, 2013, as compared to $312.7 million for the three months ended September 30, 2012. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $67.9 million in interest expense as a result of our debt offerings, debt prepayments and redemptions in 2013;

•	a net decrease of $7.9 million in interest expense as a result of the decrease in the interest rate under the Intelsat Jackson Secured Credit Agreement; and

•	a net decrease of $6.1 million in interest expense as a result of our debt offerings and redemptions in 2012; partially offset by

•	an increase of $20.7 million resulting from lower capitalized interest of $10.8 million for the three months ended September 30, 2013, as compared to $31.5 million for the three months ended September 30, 2012, resulting from decreased levels of satellites and related assets under construction.

Non-cash items in interest expense, net were $5.9 million for the three months ended September 30, 2013, primarily for amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

•	Loss on early extinguishment of debt was $3.1 million for the three months ended September 30, 2012 with no comparable amount for the three months ended September 30, 2013. The 2012 loss included the write-off of unamortized debt issuance costs in connection with the prepayment of $112.2 million of New Dawn Satellite Company, Ltd. debt from cash proceeds of an insurance claim.

•	Other expense, net was $0.4 million for the three months ended September 30, 2013, as compared to $22.0 million for the three months ended September 30, 2012. The 2012 third quarter included $21.0 million of expenses related to the expiration of an unconsummated third-party investment commitment.

•	Our benefit from income taxes was $30.3 million for the three months ended September 30, 2013, as compared to a benefit of $1.5 million for the three months ended September 30, 2012. The difference was principally due to a discrete benefit related to foreign tax credits that we recognized in the three months ended September 30, 2013.

•	Cash paid for income taxes, net of refunds, totaled $5.8 million and $7.6 million for the three months ended September 30, 2013 and 2012, respectively.

EBITDA, Adjusted EBITDA and Other Financial Metrics

EBITDA of $493.6 million for the three months ended September 30, 2013 reflected an increase of $22.6 million from $471.0 million for the same period in 2012. Adjusted EBITDA decreased by $2.7 million to $508.4 million, or 78 percent of revenue, for the three months ended September 30, 2013, from $511.1 million, or 78 percent of revenue, for the same period in 2012.

At September 30, 2013, Intelsat’s contracted backlog, representing expected future revenue under contracts with customers, was $10.3 billion, as compared to $10.4 billion at June 30, 2013. The mix of backlog continues to reflect proportionally less backlog from government customers, related in part to the U.S. budget sequestration.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

Revenue Comparison by Customer Set and Service Type

($ in thousands)

By Customer Set

	Three Months Ended September 30,		Three Months Ended September 30,
	2012		2013
Network Services	$297,050	45%	$299,862	46%
Media	212,584	32%	221,823	34%
Government	135,336	21%	121,708	19%
Other	9,976	2%	8,451	1%

	$654,946	100%	$651,844	100%

By Service Type

	Three Months Ended September 30,		Three Months Ended September 30,
	2012		2013
On-Network Revenues
Transponder services	$487,035	74%	$494,947	76%
Managed services	69,751	11%	77,008	12%
Channel	22,744	4%	17,471	3%

Total on-network revenues	579,530	89%	589,426	90%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	60,844	9%	50,443	8%
Satellite-related services	14,572	2%	11,975	2%

Total off-network and other revenues	75,416	12%	62,418	10%

Total	$654,946	100%	$651,844	100%

Free Cash Flow From Operations

Free cash flow from operations1 was $333.4 million during the three months ended September 30, 2013. This reflects cash interest paid in the third quarter of only $36 million, primarily due to the prepayment in the second quarter of $137.1 million of accrued interest that typically would have been paid in the third quarter. Cash interest was also lower because debt issued in refinancings in the second quarter of 2013 will have no interest payment due until the first quarter of 2014. Free cash flow from operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Payments for satellites and other property and equipment during the three months ended September 30, 2013, totaled $144.1 million.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Financial Outlook 2013 with Updated Revenue Guidance

Today, Intelsat updated its revenue guidance to primarily reflect the adverse influence of sequestration and reduced U.S. government spending on commercial satellite communications services, as well as competitive pressures on network services in Africa. Intelsat now expects full-year 2013 revenue will be below the lower end of the previously communicated range of $2.615-$2.640 billion by roughly one half percent. The company’s current view is that these conditions will continue as we plan for 2014. Intelsat confirmed that it expects Adjusted EBITDA margin performance for the full year 2013 will be consistent with recent periods.

Our 2013 capital expenditure guidance for the three calendar years 2013 through 2015 (the “Guidance Period”) is unchanged, and assumes investment in ten satellites in the manufacturing or design phase during the Guidance Period, including one destroyed in a launch failure in February 2013. We expect to launch four satellites in 2014 and 2015, during the Guidance Period, with construction on the five remaining satellites extending beyond the Guidance Period. By the conclusion of the Guidance Period in 2015, our total transmission capacity is expected to increase modestly from levels at year end 2012. The first of our new Intelsat EpicNG high-throughput satellites is expected to launch in 2015 and enter service in 2016, significantly increasing our total transmission capacity.

Consistent with prior guidance, we expect our capital expenditures to range from $600 million to $675 million in 2013, and $575 million to $650 million in 2014. For 2015, we anticipate capital expenditures of $775 million to $850 million. Our capital expenditures guidance includes capitalized interest.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts, for which we are confirming existing guidance. Significant prepayments are currently expected to range from $100 million to $125 million in 2013, and from $75 million to $100 million in 2014. Our 2015 prepayment guidance is $25 million to $50 million.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 a.m. EDT on Thursday, October 31, 2013, to discuss the company’s financial results for the three months ended September 30, 2013. Access to the live conference call will also be available via the Internet at the Intelsat website, investors section: www.intelsat.com/investors. To participate on the live call, participants should dial 877-299-4454 from North America, and +1 617-597-5447 from all other locations. The participant pass code is 26178127. Participants will have access to a replay of the conference call through November 7, 2013. The replay number for North America is 888-286-8010, and for all other locations it is +1 617-801-6888. The participant pass code for the replay is 65404958.

About Intelsat

Intelsat (NYSE: I) is the leading provider of satellite services worldwide. For almost 50 years, Intelsat has been delivering information and entertainment for many of the world’s leading media and network companies, multinational corporations, Internet Service Providers and governmental agencies. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video, data and voice services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and broadband access, with Intelsat, advanced communications anywhere in the world are closer, by far.

Intelsat Safe Harbor Statement: Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s prospectus dated April 17, 2013, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
Revenue	$654,946	$651,844
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	102,908	93,716
Selling, general and administrative	47,070	56,289
Depreciation and amortization	191,972	185,891
Losses on derivative financial instruments	12,037	7,866

Total operating expenses	353,987	343,762

Income from operations	300,959	308,082
Interest expense, net	312,739	249,409
Loss on early extinguishment of debt	(3,106)	—
Other expense, net	(21,980)	(396)

Income (loss) before income taxes	(36,866)	58,277
Benefit from income taxes	(1,517)	(30,297)

Net income (loss)	(35,349)	88,574
Net income attributable to noncontrolling interest	(81)	(776)

Net income (loss) attributable to Intelsat S.A.	$(35,430)	$87,798

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(0.43)	$0.83
Diluted	$(0.43)	$0.75

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

($ in thousands)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
Net income (loss)	$(35,349)	$88,574
Add (Subtract):
Interest expense, net	312,739	249,409
Loss on early extinguishment of debt	3,106	—
Benefit from income taxes	(1,517)	(30,297)
Depreciation and amortization	191,972	185,891

EBITDA	$470,951	$493,577

EBITDA Margin	72%	76%

Note:

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage costs of borrowing. Accordingly, we consider (gain) loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
Net income (loss)	$(35,349)	$88,574
Add (Subtract):
Interest expense, net	312,739	249,409
Loss on early extinguishment of debt	3,106	—
Benefit from income taxes	(1,517)	(30,297)
Depreciation and amortization	191,972	185,891

EBITDA	470,951	493,577

Add (Subtract):
Compensation and benefits	1,167	4,663
Management fees	6,266	—
Losses on derivative financial instruments	12,037	7,866
Non-recurring and other non-cash items	20,711	2,318

Adjusted EBITDA	$511,132	$508,424

Adjusted EBITDA Margin	78%	78%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as gains (losses) on derivative financial instruments, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands)

	As of December 31, 2012	As of September 30, 2013
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$187,485	$404,371
Receivables, net of allowance of $23,583 in 2012 and $36,615 in 2013	282,214	265,539
Deferred income taxes	94,779	94,389
Prepaid expenses and other current assets	38,708	51,864

Total current assets	603,186	816,163
Satellites and other property and equipment, net	6,355,192	5,809,137
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	651,087	589,354
Other assets	417,454	409,395

Total assets	$17,265,846	$16,862,976

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$178,961	$122,189
Taxes payable	9,366	—
Employee related liabilities	46,590	31,768
Accrued interest payable	367,686	413,936
Current portion of long-term debt	57,466	56,598
Deferred satellite performance incentives	21,479	21,703
Deferred revenue	84,066	79,480
Other current liabilities	72,715	70,926

Total current liabilities	838,329	796,600
Long-term debt, net of current portion	15,846,728	15,330,051
Deferred satellite performance incentives, net of current portion	172,663	158,555
Deferred revenue, net of current portion	834,161	880,370
Deferred income taxes	286,673	267,347
Accrued retirement benefits	299,187	271,072
Other long-term liabilities	300,195	218,534

Shareholders’ deficit:
Common shares (1)	832	1,055
5.75% Series A mandatory convertible junior non-voting preferred shares	—	35
Paid-in capital (1)	1,519,429	2,093,993
Accumulated deficit	(2,759,593)	(3,087,904)
Accumulated other comprehensive loss	(118,428)	(108,536)

Total shareholders’ deficit	(1,357,760)	(1,101,357)
Noncontrolling interest	45,670	41,804

Total liabilities and shareholders’ deficit	$17,265,846	$16,862,976

(1)	Common shares and paid-in capital amounts reflect the retroactive impact of the Class A and Class B share reclassification into common shares and the share splits related to our Initial Public Offering.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
Cash flows from operating activities:
Net income (loss)	$(35,349)	$88,574

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	191,972	185,891
Provision for doubtful accounts	1,053	12,047
Foreign currency transaction loss	2,450	414
Gain (loss) on disposal of assets	(71)	4
Share-based compensation	1,062	4,559
Deferred income taxes	(3,477)	(32,097)
Amortization of discount, premium, issuance costs and related costs	13,676	5,951
Loss on early extinguishment of debt	3,106	—
Unrealized (gains) losses on derivative financial instruments	(698)	841
Termination of third-party commitment costs and expenses	21,000	—
Other non-cash items	3,854	4,467
Changes in operating assets and liabilities:
Receivables	(6,044)	7,268
Prepaid expenses and other assets	6,115	209
Accounts payable and accrued liabilities	(21,794)	196,252
Deferred revenue	7,445	8,829
Accrued retirement benefits	(4,987)	(3,313)
Other long-term liabilities	(2,000)	(2,380)

Net cash provided by operating activities	177,313	477,516

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(238,340)	(144,105)
Other investing activities	—	(1,000)

Net cash used in investing activities	(238,340)	(145,105)

Cash flows from financing activities:
Repayments of long-term debt	(138,641)	(20,254)
Repayment of notes payable to former shareholders	(416)	—
Payment of premium on early extinguishment of debt	(2)	—
Proceeds from issuance of long-term debt	190,000	—
Stock issuance costs	—	(306)
Dividends paid to preferred shareholders	—	(2,755)
Principal payments on deferred satellite performance incentives	(4,318)	(4,157)
Capital contribution from noncontrolling interest	6,104	6,104
Dividends paid to noncontrolling interest	(2,109)	(2,540)
Other financing activities	—	490

Net cash provided by (used in) financing activities	50,618	(23,418)

Effect of exchange rate changes on cash and cash equivalents	(2,450)	(414)

Net change in cash and cash equivalents	(12,859)	308,579
Cash and cash equivalents, beginning of period	254,146	95,792

Cash and cash equivalents, end of period	$241,287	$404,371

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended September 30,	Three Months Ended September 30,
	2012	2013
Net cash provided by operating activities	$177,313	$477,516
Payments for satellites and other property and equipment (including capitalized interest)	(238,340)	(144,105)

Free cash flow from (used in) operations	$(61,027)	$333,411

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.